Mail Stop 4561

May 29, 2008

V. Balakrishnan
Chief Financial Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

Re: Infosys Technologies Limited
Form 20-F for the fiscal year ended March 31, 2008
Filed April 30, 2008
File No. 000-25383

Dear Mr. Balakrishnan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. It appears that employee utilization is a key indicator of financial performance. Tell us your consideration of disclosing the impact employee utilization had on each period presented. We refer you to the interpretive guidance in Section III.B.1 of SEC Release No. 33-8350, Interpretation: Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

2. We note that you do not present your results of operations on a segment basis below the revenue line item while the notes to the financial statements disclose segment operating income as a measure of segment profitability. Tell us your consideration of providing an analysis that discusses the underlying reasons for the material changes in segment revenues, segment operating expenses and segment operating income. We refer you to the interpretive guidance in Section III.F of SEC Release No. 33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. Tell us your consideration of disclosing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on segment revenues or segment operating income. For instance, it appears that revenues from North America have been declining while revenues from Europe have been growing over the past several years. We refer you to Item 5.D of the instructions to Form 20-F and the interpretive guidance in Section III.B.3 and 4 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 46

4. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Your disclosure should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this respect, tell us your consideration of disclosing the reasons for the increase in days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 64

5. With regard to the loans to Infosys China which you have disclosed in this section, you do not appear to have provided all of the information required by Item 7.B.2 of Form 20-F, including the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Please advise us as to your analysis.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 80

6. We refer to the following disclosure in this section: "[O]ur Chief Executive
    Officer and Chief Financial Officer concluded that our disclosure controls and
    procedures are effective as of March 31, 2008, to provide reasonable assurance…
    that material information related to us and our consolidated subsidiaries is
    accumulated and communicated to management, including the Chief Executive
    Officer and Chief Financial Officer, as appropriate to allow timely decisions
    about required disclosure." These effectiveness conclusions are stated in terms
    that differ from the definition of "disclosure controls and procedures" contained
    in Exchange Act Rule 13a-15(e). In particular, please see the second sentence of
    Rule 13a-15(e). In your response letter, please tell us whether the effectiveness
    conclusions of the CEO and CFO were made with respect to the company's
    controls and procedures as that term is defined in Rule 13a-15. In future reports,
    please ensure that conclusions concerning the effectiveness of disclosure controls
    and procedures are expressed in a manner that conforms to the scope of disclosure
    controls and procedures, as expressed in the referenced rule.

7. In addition, we note that you have disclosed that your CEO and CFO concluded
    that your disclosure controls and procedures were effective "at the reasonable
    assurance level." In future reports, please expand your disclosure to provide
    context for the reference to the level of assurance contained in your
    management's effectiveness conclusion. For example, you may wish to indicate,
    among other things, that disclosure controls and procedures, regardless of how
    well conceived and operated, can provide only reasonable assurance that the
    controls and procedures will meet their objectives. In the alternative, you may
    omit from future filings this reference to the level of effectiveness of your
    disclosure controls and procedures. Please see Section II.F.4 of SEC Release No.
    33-8238, Management's Reports on Internal Control Over Financial Reporting
    and Certification of Disclosure in Exchange Act Periodic Reports.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2.1 Cash and Cash Equivalents, page 93

8. Your disclosures indicate that cash and cash equivalents is comprised of cash and
    bank deposits and deposits with corporations. Please clarify the nature of your
    deposits with corporations.

2.14 Non-Operating Income, page 99

9. Please explain the significant increase in interest income during fiscal year 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief